15047533

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 2 2015
WASH., D.C.
201

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48719

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BlackRock Execution Services

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Howard Street
(No. and Street)

San Francisco (City) CA (State) 94105-2212 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Saurabh Pathak 212-810-8182
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – if individual, state last, first, middle name)

30 Rockefeller Plaza (Address) New York (City) NY (State) 10112 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

SEC Mail Processing Section
RECEIVED
MAR 02 2015
Wash., D.C.
201

BLACKROCK EXECUTION SERVICES
(SEC. I.D. No. 8-48719)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

****

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

BlackRock Execution Services

TABLE OF CONTENTS

This report contains (check all applicable boxes):

AN OATH OR AFFIRMATION

I, Saurabh Pathak, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to BlackRock Execution Services (the "Company") as of December 31, 2014, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature 2/27/15
Date

Financial and Operations Principal

Title

Subscribed to before me this 27th day of February, 2015.

Notary Public

ANGELA R. CUCINOTTO
Notary Public, State of New York
No. 01CU6004803 Qualified in Queens County
Certificate Filed in New York County
Commission Expires March 30, 2018

BlackRock Execution Services
Statement of Financial Condition

As of December 31, 2014

Contents

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of BlackRock Execution Services

We have audited the accompanying statement of financial condition of BlackRock Execution Services (the "Company") as of December 31, 2014, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of BlackRock Execution Services as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

February 27, 2015

BlackRock Execution Services
Statement of Financial Condition
December 31, 2014
(Dollar amounts in thousands, except share data)

Assets		
Cash	$	67,135
Commissions receivable		2,641
Due from related parties		687
Deferred tax assets		663
Deposit with clearing organization		500
Other assets		148
Total assets	$	71,774
Liabilities		
Due to related parties	$	3,063
Accounts payable and accrued liabilities		823
Total liabilities		3,886
Stockholder's equity		
Common stock ($0.01 par value - 1,000 shares authorized, one share issued and outstanding)		-
Additional paid-in capital		6,486
Retained earnings		61,402
Total stockholder's equity		67,888
Total liabilities and stockholder's equity	$	71,774

See accompanying notes to statement of financial condition.

1. Organization

BlackRock Execution Services (the "Company") is incorporated in the State of California. The Company is a wholly owned subsidiary of BlackRock Institutional Trust Company, N.A., which is a wholly owned subsidiary of BlackRock, Inc. ("BLK"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 (the "Act") and the California Department of Corporations and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company provides agency trading services to its clients.

2. Significant Accounting Policies

Basis of Presentation

This statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States ("GAAP").

The preparation of statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Fair Value Measurements

The provisions of Accounting Standards Codification ("ASC") 820-10, *Fair Value Measurements and Disclosures* establish a hierarchy that prioritizes inputs to valuation techniques used to measure fair value and require companies to disclose the fair value of their financial instruments according to the fair value hierarchy (i.e., Level 1, 2 and 3 inputs, as defined). The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

Assets and liabilities measured and reported at fair value are classified and disclosed in one of the following categories:

- Level 1 Inputs: Quoted prices (unadjusted) in active markets for identical assets or liabilities at the reporting date.
- Level 2 Inputs: Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.
- Level 3 Inputs: Unobservable inputs for the valuation of the asset or liability, which may include non-binding broker quotes.

2. Significant Accounting Policies (continued)

Fair Value Measurements (continued)

The Company's financial assets measured at fair value consist of an investment in a third-party money market fund which is classified as deposit with clearing organization on the statement of financial condition. At December 31, 2014, the Company's investment in the third-party money market fund was classified as Level 1. The carrying value of the money market fund approximates its fair value, which was based on a quoted market price.

Income Taxes

The Company accounts for income taxes under the asset and liability method prescribed by ASC 740-10, *Income Taxes* ("ASC 740-10"). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the statement of financial condition carrying amounts of existing assets and liabilities and their respective tax bases using currently enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

Management periodically assesses the recoverability of its deferred tax assets based upon expected future earnings, taxable income in prior carryback years, future deductibility of the asset, changes in applicable tax laws and other factors. If management determines that it is not more likely than not that the deferred tax asset will be fully recoverable in the future, a valuation allowance may be established for the difference between the asset balance and the amount expected to be recoverable in the future. This allowance will result in a charge to the Company's statement of income. Further, the Company records its income taxes receivable and payable based upon its estimated income tax liability. The Company has not recorded any valuation allowances related to deferred tax assets on its statement of financial condition pursuant to ASC 740-10 at December 31, 2014.

ASC 740-10 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized. This interpretation also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company has not recorded any liabilities on its statement of financial condition pursuant to ASC 740-10 at December 31, 2014.

3. Income Taxes

For the year ended December 31, 2014, the Company's operations will be included in the consolidated federal income tax return of BLK. The Company does not file separate state and municipal income tax returns. The Company's state and/or municipal income tax returns will be consolidated with one or more BLK subsidiaries on a combined or unitary basis. The Company has entered into a written agreement with BLK providing for the allocation and payment of income tax on the basis as if it were to file separate federal and state income tax returns. These payments and refunds are to be settled with BLK or its wholly owned subsidiaries. As of December 31, 2014, the Company recorded income taxes receivable of $687 thousand on the statement of financial condition, which is included in due from related parties.

Deferred tax assets and liabilities are recorded net on the statement of financial condition when they relate to the same tax jurisdiction. Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the Company's statement of financial condition. These temporary differences result in taxable or deductible amounts in future years. The temporary difference that gave rise to a significant portion of the Company's deferred tax asset at December 31, 2014 was the future tax deduction for state tax expense. This deduction is recognized in the following year for federal tax purposes.

The Company is subject to U.S. federal income tax as well as income tax in multiple jurisdictions. The tax years after 2009 remain open to U.S. federal, state and local income tax examinations. During 2014, the Internal Revenue Service ("IRS") completed its examination for tax years 2007 through 2009. The IRS commenced its federal income tax audit for the tax years 2010 through 2012, and while the impact on the Company's statement of financial condition is undetermined, it is not expected to be material. The Company is currently under audit in certain state and local jurisdictions.

4. Related Party Transactions

A wholly owned subsidiary of BLK provides general and administration services to the Company. At December 31, 2014, the fee due to the wholly owned subsidiaries of BLK is $1.2 million and is included within due to related parties.

Due to related parties includes approximately $1.9 million owed to a wholly owned subsidiary of BLK for income taxes and other payments made on behalf of the Company. Due from related parties comprises income tax receivables of $687 thousand as discussed in Note 3.

Outstanding amounts related to the above transactions are recorded net in due to and due from related parties where the legal right and intent to offset exists.

5. Indemnifications, Commitments and Contingencies

In the normal course of business, the Company may enter into contracts and agreements that contain a variety of representations, warranties and general indemnifications. The Company's maximum exposure under these arrangements cannot be quantified, as this could involve future claims that may be made against the Company that have not yet occurred. Management believes that the likelihood of any material liability arising under these arrangements is remote. No liability has been recorded on the statement of financial condition.

In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain regulatory investigations and proceedings. Some of these matters may involve claims of substantial amounts. It is the opinion of management, after consultation with legal counsel, that there are no matters pending against the Company that would have a material effect on the statement of financial condition of the Company at December 31, 2014.

6. Deposit with Clearing Organization

At December 31, 2014, the Company maintained a deposit with its clearing broker in the amount of $500 thousand, which is invested in a third-party U.S. Treasury money market fund.

7. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule 15c3-1 under the Act, which requires the Company to maintain minimum net capital of the greater of $5 thousand or 6.67% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 after the first year of operations. At December 31, 2014, the Company had net capital of approximately $64.3 million, which was $64.0 million in excess of its required net capital of $259 thousand. The Company's ratio of aggregate indebtedness to net capital was 0.06 to 1.

8. Subsequent Events

The Company reviewed subsequent events occurring through the date that statement of financial condition was issued, and determined that no additional subsequent events occurred that would require accrual or additional disclosures.